SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               September 16, 2004

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X   Form 40-F
                                   ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ----     ---

        (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ----     ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ----     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CORUS GROUP plc



Date: September 16, 2004                    By   Theresa Robinson
     --------------------                        ----------------

                                            Name: Mrs T Robinson
                                            Group Secretariat Co-ordinator

News Release                                                   [GRAPHIC OMITTED]

16 September 2004
Ref: 242

Corus Group plc 2004 Interim Results

Highlights

Substantial improvement in financial performance

o Group operating profit improved by (pound)204m to (pound)147m, with the rate of progress accelerating sharply in the second quarter.
o Approximately (pound)100m (c.50%) of the improvement was attributable to the Group's 'Restoring Success' programme, which is progressing well and to plan.
o    Competitive EBITDA margin gap estimated to have narrowed from 6% to 4.5%.
o Balance sheet gearing at 43%. Bond launched to extend debt maturity profile.
o    Two new board appointments.


-------------------------------------------------------------------------
(pound) millions unless stated                    H1 2004        H1 2003
-------------------------------------------------------------------------
Turnover                                            4,477          4,023
-------------------------------------------------------------------------
Group operating profit/(loss)                         147           (57)
-------------------------------------------------------------------------
Operating profit/(loss)*                              160           (36)
-------------------------------------------------------------------------
Pre-tax profit/(loss)                                 163           (89)
-------------------------------------------------------------------------
EBITDA*                                               314            120
-------------------------------------------------------------------------
Retained profit/(loss)                                100          (125)
-------------------------------------------------------------------------
Earnings/(loss) per share (pence)                   2.25p        (3.88)p
-------------------------------------------------------------------------
Net debt at end of period                         (1,203)        (1,506)
-------------------------------------------------------------------------
  * before restructuring and impairment costs

Positive outlook for second half of 2004

o    Global steel market supply/demand balance remains tight.
o    Further planned benefits from the 'Restoring Success' programme.
o    Significant impact from announced selling price increases.
o    Progress in operating profit and margins expected to continue.



Corus
30 Millbank
London SW1P 4WY
T +44 (0)20 7717 4444
www.corusgroup.com

Financial highlights
The Group operating profit for the first half year amounted to (pound)147m, which represented an improvement of (pound)204m against the (pound)57m loss in the same period of 2003. This translated into a profit after tax and minority interests of (pound)100m, and represented a substantial improvement of some (pound)225m compared to the same period of last year (2003: H1 loss of (pound)125m). The key drivers behind the improvement in the operating result were better steel market fundamentals which provided the platform for higher steel selling prices, that in turn, more than offset higher raw material costs; together with the benefits of management actions encompassed within our 'Restoring Success' programme. The pace of improvement in the operating result accelerated sharply in the second quarter of 2004.

Net debt amounted to (pound)1,203m at the end of the period and translated into a gearing ratio of 43% (net debt/net tangible assets). Compared to the year end position at 3 January 2004, net debt increased by some (pound)190m, reflecting an increase in working capital requirements, notably debtors due to volume and price growth and higher capital expenditure. Compared to the equivalent period of 2003, there was a (pound)303m reduction in net debt, due mainly to the (pound)291m net proceeds from the equity placing and open offer in December 2003.

'Restoring Success'
The 'Restoring Success' programme comprises a series of initiatives that were launched in 2003 and designed to deliver exit rate benefits of (pound)680m p.a. by the end of 2006, of which (pound)220m p.a. was secured by the end of June 2004. These initiatives generated benefits of some (pound)100m in the first half of 2004, and accounted for nearly half of the year-on-year improvement in the Group operating result. Savings to date have been secured from both 'existing plans' related to previously announced manpower reductions and the World Class IJmuiden and High Performance Strip UK cost and efficiency programmes; and also 'new initiatives' which aim to improve performance by the sharing and implementation of best practice across the Group. Benefits from the 'UK restructuring' programme, the third leg of Restoring Success, which aims to improve the efficiency and cost position of the Group's UK steel making assets, are on track to be delivered in the second half of 2005 and in 2006. Investments associated with this programme are still in the construction phase and to date around 45% of the related capital expenditure has been spent.

Commercial focus
The Group continues to sharpen its commercial focus through improvements in the co-ordination of pricing policy, customer service and market mix. Price increases are now being implemented more quickly than in the past as a result of better co-ordination between upstream and downstream businesses. Customer service is seeing benefits from improved delivery performance, better training of commercial staff and several projects to enhance the efficiency of internal supply chains. Market mix has been enhanced by focusing on attractive market segments and the reduction of low margin sales.


                          News release - Corus Group plc 2004 Interim Results  2

Disposals
The disposal of non-core assets is proceeding to plan. In the first half of 2004, the Group secured a cash inflow of (pound)58m from disposals including the North American service centres, piling commercial operations and surplus land. The proceeds from the sale of the Tuscaloosa mini-mill, which was announced in June, were received in the second half of 2004. Discussions on the Teesside steelmaking facility are progressing with a number of interested parties. With regard to our aluminium activities, whilst we remain committed to the disposal process, the timing has been impacted by the on-going structural changes in the European aluminium industry. This is likely to push the timing of a transaction beyond the current year.

Financing
Since the period end, the Group has successfully increased its debtor securitisation programme by (pound)60m to (pound)275m and extended the final maturity from 2007 to 2009.

As a first step to extend the maturity of its bonds falling due in the period 2006-2008, Corus is today announcing the launch of a new bond, concurrent with a tender offer for the 53/8% euro bonds due 2006.

No interim dividend will be paid.

Board appointments and retiral
o Jacques Schraven (62) will join the Board as Non-Executive Deputy Chairman with effect from 1 December. He is currently the President of the Confederation of Netherlands Industry and Employers (VNO-NCW).

o Rauke Henstra (58) will join the Board as an Executive Director with effect from 1 October. He is a member of the Executive Committee and will retain his executive responsibilities for the Strip Products division.

o Richard Turner, a Non-Executive Member of the Board since the formation of Corus will be retiring with effect from 31 December.

Further details of these changes are contained in a separate announcement, released today.

Organisation
A new divisional structure was adopted towards the end of 2003 to ensure greater accountability for performance, to make better use of internal supply chains and to facilitate the sharing of resources and best practice across the Group. The attached interim report is the first to be prepared in accordance with this new structure.

Commenting on the results, Philippe Varin, Chief Executive said:
"The substantial improvement in our performance in the first half of the year reflects a combination of benefits from our actions under 'Restoring Success' and positive market fundamentals. As a result of this I am pleased to see that the Group is firmly on track to close the competitive gap with our European peers by the end of 2006. This gap as measured by the EBITDA to sales ratio was estimated at 6% in 2003 and was reduced to 4.5% in the first half of 2004.

                          News release - Corus Group plc 2004 Interim Results  3

Our short term priorities are to deliver the full benefits from Restoring Success by the end of 2006, to continue to sharpen our commercial focus, to refinance bonds maturing between 2006 and 2008 and to dispose of our remaining non-core assets."

Outlook
Based on a combination of further planned benefits from the Restoring Success programme, previously announced price increases and continued tight market conditions, the Board expects that the progress in operating profit and margins will continue in the second half of 2004.

--------------------------------------------------------------------------------

Corus Group Plc (LSE/AEX: CS; NYSE: CGA) is one of the world's largest metal producers with annual turnover of (pound)8 billion and major operating facilities in the U.K., the Netherlands, Germany, France, Norway and Belgium. Corus' four divisions comprising Strip Products, Long Products, Distribution & Building Systems and Aluminium provide innovative solutions to the construction, automotive, rail, general engineering and packaging markets worldwide. Corus has 48,500 employees in over 40 countries and sales offices and service centres worldwide. Combining international expertise with local customer service, the Corus brand represents quality and strength.

--------------------------------------------------------------------------------

Copies of today's announcement are available on the Corus website: www.corusgroup.com

Contacts:     Investor Relations:           Tel.  +44 (0) 20 7717 4501/4503/4504
                                            Fax.  +44 (0) 20 7717 4604
                                            e-mail:  investor@corusgroup.com

              Corporate Relations:          Tel.  +44 (0) 20 7717 4502/4532/4505
                                            Fax.  +44 (0) 20 7717 4316

              Mailing address:              30 Millbank
                                            London SW1P 4WY
                                            United Kingdom

                                          Corus Group plc 2004 Interim Results 4

                                                               [GRAPHIC OMITTED]


--------------------------------------------------------------------------------

    Corus Group plc
    Interim report for the half year to 3 July 2004

--------------------------------------------------------------------------------





Contents

2        Review of the Period

11       Consolidated Profit and Loss Account

12       Consolidated Balance Sheet

13       Statement of Total Recognised Gains and Losses

13       Reconciliation of Movements in Shareholders' Funds

14       Consolidated Cash Flow Statement

16       Reconciliation of Net Cash Flow to Movement in Net Debt

16       Analysis of Net Borrowings

17       Supplementary Information

25       Independent Review Report

26       Appendix


This Interim Report sets out the results for the six months to 3 July 2004 and, unless otherwise stated, comparisons are to the six months to 28 June 2003. Figures for the twelve months ended 3 January 2004 have been extracted from the audited accounts which have been delivered to the Registrar of Companies and on which the auditors issued an unqualified report.

                                          Corus Group plc 2004 Interim Results 1

Review of the period

Group operating performance

The Group operating profit for the half-year improved by (pound)204m and amounted to (pound)147m (2003: loss of (pound)57m). The profit included a net charge for restructuring and impairment costs amounting to (pound)13m (2003:
(pound)21m), mainly in respect of the announced closure of the heavy section mill at Scunthorpe. Excluding restructuring and impairment costs, the operating profit in the half-year amounted to (pound)160m and compared with a loss of (pound)36m in the equivalent period of 2003 and a loss of (pound)30m in the second half of 2003.

The improvement in the result before restructuring and impairment costs between 2003 and 2004 of (pound)196m was in spite of significant increases in the market prices of raw materials. The combination of strong global demand for steel products and raw material shortages which have constrained industry outputs, has resulted in a significant reduction in global surplus capacity. This has provided the backdrop for higher steel prices to fully recover the substantial increase in raw material costs. The improvement in average revenue resulting from this is discussed below. In addition, Corus' operating result has benefited from the 'Restoring Success' initiatives launched in 2003. The rate of profit improvement accelerated sharply in the second quarter of 2004.

Group turnover amounted to (pound)4,477m (2003: (pound)4,023m) an increase of 11% compared to 2003. The increase was primarily in carbon steel where there was a rise in volume and average revenue of 5% and 8% respectively. The volume growth was particularly evident in Strip Products reflecting improved manufacturing performance. Long Products benefited most from the increase in market selling prices and contributed significantly to the growth in average revenue.

Operating costs at (pound)4,330m (2003: (pound)4,080m) were 6% higher than 2003, both before and after restructuring and impairment costs. Significant increases in market price were experienced on raw materials, particularly iron ore, coal, coke and scrap. In addition to the resulting offsetting increase in steel prices, the impact of the raw material price increases was partially offset by ongoing efficiency programmes across the Group under the 'Restoring Success' initiative.

Group structure
Corus reorganised towards the end of 2003 into a structure that comprises four main operating divisions - Strip Products, Long Products, Distribution & Building Systems and Aluminium. The main component parts of these divisions are noted in the appendix to this release on page 26. As a consequence of the reorganisation, the Group's review of the period and segmental results are structured on this new divisional basis, as will be the Group's accounts for 2004 onwards.

Prior to 2004, Corus reported sales volume on the basis of deliveries of Corus sourced material i.e. excluding deliveries from its distribution and further processing operations that were sourced from other steel companies. However, with the new segmental structure, sales volume is now reported on the basis of all deliveries, whether Corus sourced or otherwise. The consequence is that sales volumes for 2003 have been re-presented and this also has an effect on average revenue figures quoted.

                                          Corus Group plc 2004 Interim Results 2

Review of the period

The industry factors that are common to the steel segments are discussed below under the heading 'Carbon steel market'.

Carbon steel market
The world steel market has experienced significant change over the last year, stemming largely from the continuing rapid growth of the Chinese economy. Chinese demand for steel in the first half of 2004 increased by about 15% over the equivalent period of 2003 and represented over 25% of world demand. Chinese steel production was up by over 20% but continued to fall short of demand such that net imports from the rest of the world, although reduced from peak levels, continued to run at an annual rate of around 30 million tonnes.

The impact of this performance was to affect the supply/demand position of both steelmaking raw materials and the world steel market. Firstly, the demand for steelmaking raw materials to feed the growth in steel production resulted in shortages and consequently major increases in the price of iron ore, coke, coking coal and steel scrap in particular. Secondly the high level of net imports into China absorbed much of the surplus steelmaking capacity in the rest of the world, and especially in Russia, Ukraine and Japan.

Excluding China, world steel demand increased by 5% with growth especially strong in the USA. In the EU and Japan, where domestic economic growth has been weaker, steel demand has nevertheless increased as a result of higher exports of steel-containing goods to the USA and China.

The combination of raw material shortages, growing demand and a much reduced capacity surplus has meant that steel producers have been able to recover the increased costs in the form of higher steel prices.

In Corus' core EU markets economic performance has been mixed. The UK economy continued to grow strongly with GDP growth in the first half year at 3.3% compared to the same period last year. There was a strong recovery in UK investment but the benefit of this to manufacturing industries was diluted by continuing weak export performance. As a consequence, manufacturing output grew by less than 1%, impacted by the strength of sterling against the euro. Although some sectors of the construction industry and automotive production grew quite strongly, the output of steel-using industries as a whole increased only by about 2%. Demand for steel in the UK grew rather more strongly than this as the stock reductions seen over the past few years came to an end and the steel supply chain began to restock.

In continental EU markets GDP increased by only 1.3%, as a result of weak domestic demand, with most of the growth coming from exports of manufactured goods. Consequently the output of steel using industries grew by 3% in this period, with steel demand growing at a slightly higher rate. Construction output, especially in Germany, remained weak, but manufacturing industries performed better than in the UK.

Total UK carbon steel demand in the first half of 2004 at 6.9mt was 5% higher than the first half of 2003. Within this total, overall demand for the products of Corus' main steel businesses rose by 6% from 5.5mt to 5.8mt. Improved material availability together with a sustained improvement in delivery performance resulted in Corus deliveries of core products to the UK market reaching 3.0mt, an increase of around 10% on 2003. In contrast, overall steel

                                          Corus Group plc 2004 Interim Results 3

Review of the period

imports to the UK fell by 4% over the period, although this was partly offset by increased deliveries from other UK steel producers. As a consequence, Corus' UK market share for the first half of 2004 improved to an estimated 52% compared with 50% in the first half of 2003.

Strip Products

 (pound) millions unless stated                                      H1 2004          H1 2003          Year 2003
 ----------------------------------------------------------------------------------------------------------------------
 Turnover                                                              2,222            1,986              3,916
 ----------------------------------------------------------------------------------------------------------------------
 Deliveries (kt)                                                       6,164            5,806             11,592
 ----------------------------------------------------------------------------------------------------------------------
 Operating result                                                        111               22                 25
 ----------------------------------------------------------------------------------------------------------------------
 Operating result (pre restructuring & impairment costs)                 110               30                 47
 ----------------------------------------------------------------------------------------------------------------------
 EBITDA (pre restructuring & impairment costs)                           201              127                239

Gross turnover of Strip Products for the half year totalled (pound)2,222m (2003:
(pound)1,986m), of which (pound)402m (2003: (pound)355m) was intra-Group. The increase of 12% was attributable to a combination of higher sales volume up 6% compared with 2003 and market selling price increases that improved average revenue per tonne by 5%. The volume increase reflected in part improved manufacturing performance, with particularly good outputs in IJmuiden. The operating profit of (pound)111m improved from 2003 by (pound)89m. Excluding restructuring and impairment costs, the underlying result improved by (pound)80m. In addition to the turnover growth there were also cost reduction gains from Restoring Success initiatives including the World Class IJmuiden and High Performance Strip UK programmes. Input cost increases and raw material availability issues partially offset the improvements, as did the inclusion in the 2003 result of the final insurance settlement in respect of the Port Talbot blast furnace (credit of (pound)23m).

In the UK, despite quite strong automotive output, the stagnation of the industrial and commercial building sectors meant that demand for construction products was relatively weak. Overall demand for core strip products grew by around 8% to reach an estimated 3.7mt in the first half of 2004, much of the growth stemming from a reversal of the stock draw seen in 2003. Over the period, Corus' sales of these strip products to the UK market increased by around 11% to reach 1.9mt.

In continental EU markets, a 3% increase in automotive output and in domestic electrical appliances output stimulated demand, despite the continuing weakness in construction, especially in Germany.

Total Corus Strip Products deliveries in the half-year were 6.2mt, compared with 5.8mt in 2003. Of the total, intra-Group sales accounted for 1.3mt (2003:
1.4mt), leaving external market sales at 4.9 mt, 0.4mt higher than 2003.

                                          Corus Group plc 2004 Interim Results 4

Review of the period

Long Products

 (pound) millions unless stated                                   H1 2004           H1 2003        Year  2003
 ----------------------------------------------------------------------------------------------------------------------
 Turnover                                                           1,275             1,066             2,149
 ----------------------------------------------------------------------------------------------------------------------
 Deliveries (kt)                                                    4,181             4,178             8,194
 ----------------------------------------------------------------------------------------------------------------------
 Operating result                                                     24              (32)              (138)
 ----------------------------------------------------------------------------------------------------------------------
 Operating result (pre restructuring & impairment costs)              31              (24)              (47)
 ----------------------------------------------------------------------------------------------------------------------
 EBITDA  (pre restructuring & impairment costs)                       65                4                15

Gross turnover of Long Products for the half year totalled (pound)1,275m (2003:
(pound)1,066m), of which (pound)327m (2003: (pound)270m) was intra-Group. The increase of 20% was attributable to market selling price increases, with total sales volume little changed from the equivalent period in 2003. The operating profit of (pound)24m improved from 2003 by (pound)56m. Excluding restructuring and impairment costs, the underlying result improved by (pound)55m led by the steelmaking businesses and driven by the improving pricing environment, strong demand in the US market and benefits deriving from Restoring Success initiatives.

Long products markets were especially influenced by the general developments in the world steel market. Scrap prices have been extremely volatile and have increased significantly. As a result, Corus' Engineering Steels business, which is electric arc based, has experienced significant variations in cost that it has recovered through price increases and scrap surcharges. Corus' other long products activities, especially sections that are based on processing of iron ore and coal through the blast furnace route, saw their competitive position improve compared with electric arc competitors.

In the UK, the strength of the construction market was focussed heavily on the less steel intensive areas of public works and housing, with industrial and commercial building stagnating. Growth in output of commercial vehicles and automotive components helped demand for engineering steels. Elsewhere in Europe construction output remained weak but, with engineering sectors performing quite well, overall long products demand strengthened.

Estimated UK demand for core long products in the first half of 2004 was 2.1mt, 2% up on the same period last year. Over the same period, Corus' sales of these long products to the UK market increased by 7% to reach 1.1mt. In contrast, UK imports of long products fell back sharply, dropping by 11%, but were partly offset by a sharp increase in sales from other UK producers.

Total Corus Long Products deliveries in the half-year were 4.2mt, unchanged from 2003. Of the total, intra-Group sales accounted for 1.4mt (2003: 1.5mt), leaving external market sales at 2.8 mt, 0.1mt higher than 2003.

                                          Corus Group plc 2004 Interim Results 5

Review of the period


Distribution & Building Systems

 (pound) millions unless stated                                      H1 2004          H1 2003         Year 2003
 ----------------------------------------------------------------------------------------------------------------------
 Turnover                                                              1,225            1,101              2,272
 ----------------------------------------------------------------------------------------------------------------------
 Deliveries (kt)                                                       3,210            3,254              6,942
 ----------------------------------------------------------------------------------------------------------------------
 Operating result                                                          7              (7)               (20)
 ----------------------------------------------------------------------------------------------------------------------
 Operating result (pre restructuring & impairment costs)                  11              (3)                (1)
 ----------------------------------------------------------------------------------------------------------------------
 EBITDA  (pre restructuring & impairment costs)                           22                8                 22

Gross turnover of Distribution and Building Systems for the half year totalled (pound)1,225m (2003: (pound)1,101m), of which (pound)41m (2003: (pound)27m) was intra-Group. The increase of 11% was attributable to market selling price increases that improved average revenue per tonne by 13%, with a slight offset drop in sales volume of 1% . The increase was in spite of the disposal of North American service centres in early 2004, which accounted for 4% of divisional turnover in 2003 (see 'Acquisitions and disposals' below). The operating profit of (pound)7m improved from 2003 by (pound)14m. Excluding restructuring and impairment costs, the underlying result also improved by (pound)14m through the improved market conditions and benefits from Restoring Success initiatives.

The general market tightness affected distribution activities, with substantial increases seen in both buying and selling prices. Market demand has been reasonably stable overall across Europe, but with significant variability within regional sectors and markets for both construction and automotive industries. Demand for building systems has been relatively weak in Western Europe, especially in the key sectors of factories and warehouses. However, in Central and Eastern Europe demand has been growing strongly, albeit from a low base.

Total Corus Distribution and Building Systems deliveries in the half-year were 3.2mt, compared with 3.3mt in 2003, with most sales being external to the Group.

Aluminium

 (pound) millions unless stated                                       H1 2004            H1 2003          Year 2003
 ----------------------------------------------------------------------------------------------------------------------
 Turnover                                                                 537                533              1,028
 ----------------------------------------------------------------------------------------------------------------------
 Deliveries (kt)                                                          330                308                598
 ----------------------------------------------------------------------------------------------------------------------
 Operating result                                                          26                 13                 26
 ----------------------------------------------------------------------------------------------------------------------
 Operating result (pre restructuring & impairment costs)                   27                 14                 31
 ----------------------------------------------------------------------------------------------------------------------
 EBITDA (pre restructuring & impairment costs)                             48                 36                 74

Gross turnover of Aluminium for the half year totalled (pound)537m (2003:
(pound)533m), of which (pound)17m (2003: (pound)19m) was intra-Group. The increase of 1% was attributable to higher sales volume, including an increase in the proportion of higher value added products such as aircraft and automotive body sheet, partially offset by lower metal prices. The operating profit of (pound)26m improved from 2003 by (pound)13m. Excluding restructuring and impairment costs, the underlying result also improved by (pound)13m mainly due to improved operating performance at Duffel and in the

                                          Corus Group plc 2004 Interim Results 6

Review of the period

Primary Aluminium business and higher shipments. These factors more than offset lower metal prices, the impact of a stronger Canadian dollar and a weaker automotive market, particularly in the USA.

Global demand for aluminium improved by almost 10% in the first half, mainly driven by strong growth in North America and China, and improved market conditions in Japan. Although European demand for rolled and extruded products during the period improved substantially compared with the second half of 2003, it was only around 1% above the level of the first half of 2003.

Overall deliveries for the aluminium segment improved by 7% with the increase being mainly in Europe. Deliveries of rolled and extruded products showed an increase of 6%, in particular from the Duffel rolling mill. The production of primary metal also increased by 3%.

Due to improved market conditions and global aluminium stock reductions, the LME metal price continued its upward trend. The underlying LME price for the first half of 2004 averaged US$1,584 per tonne, an increase of 15%. However, due to weakening of the US dollar, the euro equivalent of the LME dropped by over 2%. Margins over metal in the rolling and extrusion operations were squeezed, but this impact was partially offset by mix improvements, as indicated above.

Overall, average revenue per tonne at (pound)1,627 reduced by 6% from 2003 as a result of the aforementioned metal price decrease, some margin pressure and the stronger exchange rate against the euro.

Central and other
In addition to the divisional results, there are certain other net costs that are not allocated to divisions. These include central costs (stewardship, corporate governance and country holdings); statutory adjustments (including pension adjustments); and certain non-recurring costs. These net costs amounted to (pound)21m (2003: (pound)53m), (pound)32m less than in the equivalent period in 2003, which included a significant number of non-recurring items.

Restructuring and impairment costs
Restructuring and impairment costs of (pound)13m mainly related to the announced closure of the heavy section mill at Scunthorpe. This compared with a charge of (pound)21m in the equivalent period of 2003 due mainly to the closure of the electro-zinc line at Shotton.

Profit and loss account
The Group operating profit of (pound)147m for the half-year translated into a profit before interest of (pound)212m (2003: loss of (pound)41m) and a profit before tax of (pound)163m (2003: loss of (pound)89m). Retained profit after tax and minority interests amounted to (pound)100m (2003: loss of (pound)125m).

The share of profits of joint ventures and associated undertakings increased to (pound)12m (2003: (pound)5m) reflecting improved performance across the bulk of the Group's joint venture activities.

                                          Corus Group plc 2004 Interim Results 7

Review of the period

Profit on disposals rose to (pound)53m (2003: (pound)11m) principally related to the sale of non-core assets and businesses including the sale of surplus land at Llanwern and Bryngwyn, the Group's piling commercial operations and the North American service centres.

Net interest payable of (pound)49m (2003: (pound)48m) was slightly higher than 2003 as lower average debt in the period was offset by higher market interest rates and the higher interest rate payable under the new syndicated bank facility put in place in July 2003.

The Group's net tax charge was (pound)64m (2003: (pound)36m). Within the total, taxation on the Group's overseas profits amounted to (pound)56m, with the remainder consisting of overseas deferred tax and prior year charge, and the Group's share of tax on joint ventures.

Cashflow
There was a net cash outflow from operating activities of (pound)35m during the half year. The key feature was an increase in working capital requirements of (pound)328m, principally as a result of higher selling prices and sales volume, offset by the improved operating profit of (pound)147m and depreciation of (pound)145m.

The outflow on investments and servicing of finance of (pound)54m reflected the average level of debt during the period. There was also an outflow of (pound)109m from capital expenditure and financial investment, including an increased level of gross capital expenditure of (pound)139m (2003: (pound)63m), partially offset by the sale of businesses, which generated (pound)30m (see 'Acquisitions and disposals' below).

Tax payments in the period totalled (pound)51m.

The effect of changes in foreign exchange rates resulted in a decrease in net debt expressed in sterling terms of (pound)29m.

After taking account of these and other movements, net debt amounted to (pound)1,203m at 3 July 2004 as compared with (pound)1,013m at 3 January 2004 and (pound)1,506m at 28 June 2003. Net debt consisted of borrowings of (pound)1,443m less cash balances and deposits of (pound)240m.

Employees
Numbers employed at 3 July 2004 totalled 48,500, as compared to 50,400 at 28 June 2003. The reduction comprised 1,000 due to the previously announced manning reduction programme, of which a further 300 remains to be completed by end 2004, and 900 related to the restructuring and re-organisation of downstream (i.e. non steelmaking) businesses and non-core business disposals.

                                          Corus Group plc 2004 Interim Results 8

Review of the period

Acquisitions and disposals
Corus completed the sale of the North American service centres (comprising Corus Metal Profiles, Corus Coil Products and Corus Metals) during the first quarter of 2004 for CAD$67m (approximately (pound)27m).

As part of the UK restructuring programme and the Restoring Success initiative, Corus announced the sale of its UK hot rolled sheet piling commercial operations to Arcelor on 27 April 2004.

On 8 June 2004 Corus announced that an agreement had been reached with Nucor Corporation for the sale of the Tuscaloosa mini-mill for a gross consideration of US$90m (approximately (pound)48m), subject to a working capital adjustment. Completion was conditional on regulatory approval, which was not received until 17 July 2004, after the half year end. As a result this transaction is not reflected in the interim accounts.

Disposals in the first half year also included various parcels of surplus land, the most significant of which were land at Llanwern vacated following the steelmaking closure at that site and the land of the former Bryngwyn coating works.

                                          Corus Group plc 2004 Interim Results 9

Review of the period

Accounting policies
The half-year accounts have been prepared in accordance with the accounting policies set out in the Report & Accounts for the period to 3 January 2004, subject to the comments noted below.

FRS 17 'Retirement Benefits' was issued in November 2000 and all the requirements of the standard do not need to be met until accounting periods beginning on or after 1 January 2005. The standard has not yet been adopted, although the required transitional disclosures were made in the financial year 2002 and 2003. No decision has yet been taken regarding the application of FRS 17 for the financial year 2004 and, therefore, FRS 17 has not been applied in the half-year accounts.

On 18 April 2002, Corus launched a securitisation programme in the UK under which it may from time to time offer to assign all of its rights, title and interest in certain eligible trade receivables to a third party financing vehicle, which funds the cash purchase price of any original receivables ultimately in the US commercial paper market. That purchase price takes into account, inter alia, the risks that may be attached to individual debtors and the expected collection period. Under FRS 5 'Reporting the substance of transactions' the proceeds from the securitisation have been offset against the securitised trade receivables in a linked presentation. Thus, included within debtors due within one year are the following amounts:
                                                          (pound)m
                                                          --------
  Securitised gross trade debtors                              465
  Less non returnable proceeds                               (215)
                                                        -------------
  Net securitised trade debtors                                250
  Other trade debtors                                        1,044
                                                        -------------
  Total trade debtors                                        1,294
                                                        =============

The Group is not obliged, and does not intend, to support any losses arising from securitised receivables. Broadly, in the event of default in payment by a debtor of a particular securitised receivable, the providers of the finance under the securitisation will seek repayment, as to both principal and interest, only from receipts in respect of the remainder of the securitised receivables in which they hold an interest. Repayment will not be sought from the Group in any other way.

During 2004 Corus adopted UITF Abstract 38 'Accounting for ESOP trusts' and related amendments to Abstract 17 'Employee share schemes'. In particular, UITF 38 changes the balance sheet presentation of Corus' own shares held in ESOP trusts, from recognising them as assets to deducting them in arriving at shareholders' funds. This change in accounting policy has had no impact on the profit and loss account as previously reported, but reduced net assets by (pound)1m. The comparative balance sheets have been restated for this effect.

                                         Corus Group plc 2004 Interim Results 10

Consolidated profit and loss account

                                                                           Unaudited              Unaudited               Audited
                                                                            6 months               6 months             12 months
                                                                           to 3 July             to 28 June              to 3 Jan
                                                                                2004                   2003                  2004
                                                                            (pound)m               (pound)m              (pound)m

Turnover: group and share of joint ventures                                    4,626                  4,152                 8,203
Less: share of joint ventures' turnover                                         (149)                  (129)                 (250)
                                                                          -----------            -----------           -----------

Group turnover                                                                 4,477                  4,023                 7,953

Total operating costs                                                         (4,330)                (4,080)               (8,161)
                                                                          -----------            -----------           -----------

Group operating profit/(loss)                                                    147                    (57)                 (208)

Share of operating results of joint
ventures and associated undertakings                                              12                      5                     9
                                                                          -----------            -----------           -----------

Total operating profit/(loss)                                                    159                    (52)                 (199)

Profit on sale of fixed assets                                                    27                     11                    47
Profit/(loss) on disposal of group undertakings                                   26                      -                    (2)
                                                                          -----------            -----------           -----------

Profit/(loss) before interest                                                    212                    (41)                 (154)

Net interest and investment income:
Group                                                                            (48)                   (46)                  (98)
Joint ventures and associated undertakings                                        (1)                    (2)                   (3)
                                                                          -----------            -----------           -----------

Profit/(loss) before taxation                                                    163                    (89)                 (255)
Taxation                                                                         (64)                   (36)                  (53)
                                                                          -----------            -----------           -----------

Profit/(loss) after taxation                                                      99                   (125)                 (308)
Minority interests                                                                 1                      -                     3
                                                                          -----------            -----------           -----------

Profit/(loss) for the financial period                                           100                   (125)                 (305)
Dividends                                                                          -                      -                     -
                                                                          -----------            -----------           -----------

Profit/(loss) retained for the financial period                                  100                   (125)                 (305)
                                                                          ===========            ===========           ===========


Earnings per share
Basic earnings/(loss) per ordinary share                                        2.25p                 (3.88)p               (9.25)p
                                                                          ===========            ===========           ===========

Diluted earnings/(loss) per ordinary share                                      2.17p                 (3.88)p               (9.25)p
                                                                          ===========            ===========           ===========

                                         Corus Group plc 2004 Interim Results 11

Consolidated balance sheet

                                                                                                   Restated              Restated
                                                                           Unaudited              Unaudited               Audited
                                                                           at 3 July             at 28 June              at 3 Jan
                                                                                2004                   2003                  2004
                                                                            (pound)m               (pound)m              (pound)m
Fixed assets
Intangible assets                                                                 92                    101                    96
Tangible assets                                                                2,641                  2,836                 2,729
Investments in joint ventures                                                     95                     85                    91
Investments in associated undertakings                                             7                      5                     8
Other investments and loans                                                       71                     73                    60
                                                                          -----------            -----------           -----------

                                                                               2,906                  3,100                 2,984
                                                                          -----------            -----------           -----------
Current assets
Stocks                                                                         1,500                  1,393                 1,404
Debtors: amounts falling due after more than one year                            467                    480                   479
Debtors: amounts falling due within one year                                   1,677                  1,596                 1,347
Less: securitisation of trade debtors                                           (215)                  (215)                 (215)
Net debtors falling due within one year                                        1,462                  1,381                 1,132
Short term investments                                                            15                     44                   138
Cash at bank and in hand                                                         225                    212                   242
                                                                          -----------            -----------           -----------

                                                                               3,669                  3,510                 3,395

Creditors: amounts falling due within one year                                (1,723)                (2,085)               (1,583)
                                                                          -----------            -----------           -----------

Net current assets                                                             1,946                  1,425                 1,812
                                                                          -----------            -----------           -----------

Total assets less current liabilities                                          4,852                  4,525                 4,796
Creditors: amounts falling due after more than one year
Convertible bonds                                                               (316)                  (328)                 (332)
Other borrowings                                                              (1,026)                  (865)                 (948)
Other creditors                                                                  (27)                   (36)                  (28)
Provisions for liabilities and charges                                          (566)                  (530)                 (605)
Accruals and deferred income
Regional development and other grants                                            (36)                   (43)                  (40)
                                                                          -----------            -----------           -----------

                                                                               2,881                  2,723                 2,843
                                                                          ===========            ===========           ===========
Capital and reserves
Called up share capital                                                        1,696                  1,565                 1,696
Share premium  account                                                           167                      7                   167
Statutory reserve                                                              2,338                  2,338                 2,338
Other reserves                                                                   201                    201                   201
Profit and loss account                                                       (1,566)                (1,438)               (1,606)
                                                                          -----------            -----------           -----------

Shareholders' funds - equity interests                                         2,836                  2,673                 2,796
Minority interests
Equity interests in subsidiary undertakings                                       45                     50                    47
                                                                          -----------            -----------           -----------

                                                                               2,881                  2,723                 2,843
                                                                          ===========            ===========           ===========

                                         Corus Group plc 2004 Interim Results 12

Statement of total recognised gains and losses


                                                                           Unaudited              Unaudited               Audited
                                                                            6 months               6 months             12 months
                                                                           to 3 July             to 28 June              to 3 Jan
                                                                                2004                   2003                  2004
                                                                            (pound)m               (pound)m              (pound)m

Profit/(loss) for financial period                                               100                   (125)                 (305)
Exchange translation differences on
foreign currency net investments                                                 (61)                    77                    89
                                                                          -----------            -----------           -----------

Total recognised profits/(losses) relating to the period                          39                    (48)                 (216)
                                                                          ===========            ===========           ===========



Reconciliation of movements in shareholders' funds

                                                                                                   Restated              Restated
                                                                        Unaudited at           Unaudited at            Audited at
                                                                              3 July                28 June                 3 Jan
                                                                                2004                   2003                  2004
                                                                            (pound)m               (pound)m              (pound)m

Shareholders' funds at beginning of period                                     2,797                  2,722                 2,722
Accounting policy change (*)                                                      (1)                     -                     -
                                                                          -----------            -----------           -----------

Shareholders' funds at beginning of period restated                            2,796                  2,722                 2,722

Profit/(loss) for the period                                                     100                   (125)                 (305)

Exchange translation differences on
foreign currency net investments                                                 (61)                    77                    89

Issue of conditional share awards                                                  1                      -                     -

Investment in own shares                                                           -                     (1)                   (1)

New shares issued                                                                  -                      -                   291
                                                                          -----------            -----------           -----------

Shareholders' funds at end of period                                           2,836                  2,673                 2,796
                                                                          ===========            ===========           ===========

(*) See Accounting policies on page 10


                                         Corus Group plc 2004 Interim Results 13
xxx
Consolidated cash flow statement

                                                                           Unaudited              Unaudited               Audited
                                                                            6 months               6 months             12 months
                                                                           to 3 July             to 28 June              to 3 Jan
                                                                                2004                   2003                  2004
                                                                            (pound)m               (pound)m              (pound)m
Net cash (outflow)/inflow from
operating activities                                                             (35)                  (101)                  224

Dividends from joint ventures and
associated undertakings                                                            2                      1                     4

Returns on investments and servicing of finance
Interest and other dividends received                                              4                      9                    15
Interest paid                                                                    (57)                   (56)                 (116)
Issue costs of new loans                                                           -                      -                   (16)
Interest element of finance lease rental payments                                 (1)                    (1)                   (2)
                                                                          -----------            -----------           -----------
Net cash outflow from returns on investments
and servicing of finance                                                         (54)                   (48)                 (119)
                                                                          -----------            -----------           -----------

Taxation
UK corporation tax                                                                 -                      -                     -
Overseas tax paid                                                                (51)                   (24)                  (50)
                                                                          -----------            -----------           -----------
Tax paid                                                                         (51)                   (24)                  (50)
                                                                          -----------            -----------           -----------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                               (125)                   (72)                 (163)
Sale of tangible fixed assets                                                     28                     37                    82
Purchase of other fixed asset investments                                        (12)                    (9)                    -
Sale of other fixed asset investments                                              -                      1                     3
Loans to joint ventures and associated undertakings                               (1)                    (4)                   (5)
Repayment of loans by joint ventures
and associated undertakings                                                        1                      1                     2
                                                                          -----------            -----------           -----------
Net cash outflow from capital expenditure
and financial investment                                                        (109)                   (46)                  (81)
                                                                          -----------            -----------           -----------
Acquisitions and disposals
Purchase of subsidiary undertakings and businesses                                 -                    (17)                 (17)
Investments in joint ventures and associated undertakings                          -                     (1)                   (9)
Sale of businesses and subsidiary undertakings                                    30                      5                     5
Sale of joint ventures and associated undertakings                                 -                      -                     1
                                                                          -----------            -----------           -----------

Net cash inflow/(outflow) from acquisitions and disposals                         30                    (13)                  (20)
                                                                          -----------            -----------           -----------


                                         Corus Group plc 2004 Interim Results 14

                                                                           Unaudited              Unaudited               Audited
                                                                            6 months               6 months             12 months
                                                                           to 3 July             to 28 June             to 28 Dec
                                                                                2004                   2003                  2004
                                                                            (pound)m               (pound)m              (pound)m

Equity dividends paid to shareholders                                              -                      -                      -
                                                                          -----------            -----------           -----------
Net cash outflow before use of
liquid resources and financing                                                  (217)                  (231)                  (42)
                                                                          -----------            -----------           -----------
Management of liquid resources
Net sale/(purchase) of short term investments                                    120                     (4)                  (96)

Financing
Issue of ordinary shares                                                           -                      -                   307
Share issue expenses                                                               -                      -                   (16)
                                                                          -----------            -----------           -----------
Cash inflow from issue of ordinary shares                                          -                      -                   291
                                                                          -----------            -----------           -----------
New loans                                                                        146                    261                     2
Repayment of borrowings                                                          (53)                   (31)                 (144)
Capital element of finance lease rental payment                                    -                      -                    (1)
                                                                          -----------            -----------           -----------
Increase/(decrease) in debt                                                       93                    230                  (143)
                                                                          -----------            -----------           -----------
Net cash inflow from financing activities                                         93                    230                   148
                                                                          -----------            -----------           -----------
(Decrease)/increase in cash in period                                             (4)                    (5)                   10
                                                                          ===========            ===========           ===========


                                         Corus Group plc 2004 Interim Results 15

Reconciliation of net cash flow to movement in net debt

                                                                           Unaudited              Unaudited               Audited
                                                                            6 months               6 months             12 months
                                                                           to 3 July             to 28 June              to 3 Jan
                                                                                2004                   2003                  2004
                                                                            (pound)m               (pound)m              (pound)m

(Decrease)/increase in cash                                                       (4)                    (5)                   10
(Decrease)/increase in liquid resources                                         (120)                     4                    96
(Increase)/decrease in debt                                                      (93)                  (230)                  143
Issue costs of new loans                                                           -                      -                    16
                                                                          -----------            -----------           -----------

Change in net debt resulting from cash flows in period                          (217)                  (231)                  265
Effect of foreign exchange rate changes                                           29                    (39)                  (41)
Other non-cash changes                                                            (2)                     -                    (1)
                                                                          -----------            -----------           -----------

Movement in net debt during the period                                          (190)                  (270)                  223

Net debt at beginning of the period                                           (1,013)                (1,236)               (1,236)
                                                                          -----------            -----------           -----------

Net debt at end of the period                                                 (1,203)                (1,506)               (1,013)
                                                                          ===========            ===========           ===========


Analysis of net borrowings

                                                                           Unaudited           Unaudited at               Audited
                                                                           at 3 July                28 June              at 3 Jan
                                                                                2004                   2003                  2004
                                                                            (pound)m               (pound)m              (pound)m
Cash at bank and in hand                                                         225                    212                   242
Bank overdrafts                                                                  (27)                   (18)                  (34)
Short term investments                                                            15                     44                   138
Long term borrowings                                                          (1,302)                (1,151)               (1,239)
Other loans (*)                                                                  (73)                  (550)                  (78)
Obligations under finance leases                                                 (41)                   (43)                  (42)
                                                                          -----------            -----------           -----------

                                                                              (1,203)                (1,506)               (1,013)
                                                                          ===========            ===========           ===========

(*) At 28 June 2003 this includes (pound)534m balance of a banking facility that was due to expire at the end of January 2004 and, as such, was included in "Creditors - amounts falling due within one year" within the consolidated balance sheet at 28 June 2003. On 31 July 2003 a new banking facility with a final maturity date of 30 June 2006 was signed.


                                         Corus Group plc 2004 Interim Results 16

Supplementary information


                                                                           Unaudited              Unaudited               Audited
                                                                            6 months               6 months             12 months
                                                                           to 3 July             to 28 June              to 3 Jan
                                                                                2004                   2003                  2004
                                                                            (pound)m               (pound)m              (pound)m
1.a Turnover by division
    Strip Products                                                             2,222                  1,986                 3,916
    Long Products                                                              1,275                  1,066                 2,149
    Distribution & Building Systems                                            1,225                  1,101                 2,272
    Aluminium                                                                    537                    533                 1,028
    Central & other                                                               32                     32                    63
                                                                          -----------            -----------           -----------

    Gross turnover                                                             5,291                  4,718                 9,428
    Less: intra-group turnover                                                  (814)                  (695)               (1,475)
                                                                          -----------            -----------           -----------

    Group turnover                                                             4,477                  4,023                 7,953
                                                                          ===========            ===========           ===========

    comprising:

    Strip Products                                                             1,820                  1,631                 3,182
    Long Products                                                                948                    796                 1,536
    Distribution & Building Systems                                            1,184                  1,074                 2,230
    Aluminium                                                                    520                    514                   992
    Central & other                                                                5                      8                    13
                                                                          -----------            -----------           -----------

    Group turnover                                                             4,477                  4,023                 7,953
                                                                          ===========            ===========           ===========

1.b Group turnover by destination
    UK                                                                         1,282                  1,091                 2,148
    Europe (excluding UK)                                                      2,373                  2,130                 4,153
    North America                                                                466                    398                   781
    Other areas                                                                  356                    404                   871
                                                                          -----------            -----------           -----------
                                                                               4,477                  4,023                 7,953
                                                                          ===========            ===========           ===========

Comparative information in the segmental results has been re-presented on the new divisional structure, as described on page 2 of the 'Review of the Period'.


                                         Corus Group plc 2004 Interim Results 17

Supplementary information

                                                                           Unaudited              Unaudited               Audited
                                                                            6 months               6 months             12 months
                                                                           to 3 July             to 28 June              to 3 Jan
                                                                                2004                   2003                  2004
                                                                                  kt                     kt                    kt
2.a Sales volume by division
    Strip Products                                                             6,164                  5,806                11,592
    Long Products                                                              4,181                  4,178                 8,194
    Distribution & Building Systems                                            3,210                  3,254                 6,942
    Aluminium                                                                    330                    308                   598
    Central & other                                                                -                      2                     2
                                                                          -----------            -----------           -----------

    Gross sales volume                                                        13,885                 13,548                27,328
    Less: intra-group                                                         (2,665)                (2,842)               (5,860)
                                                                          -----------            -----------           -----------

    Group sales volume                                                        11,220                 10,706                21,468
                                                                          ===========            ===========           ===========

    comprising:

    Strip Products                                                             4,890                  4,469                 8,700
    Long Products                                                              2,822                  2,706                 5,279
    Distribution & Building systems                                            3,183                  3,227                 6,900
    Aluminium                                                                    325                    302                   587
    Central & other                                                                -                      2                     2
                                                                          -----------            -----------           -----------

    Group sales volume                                                        11,220                 10,706                21,468
                                                                          ===========            ===========           ===========

2.b Group sales volume by destination
    UK                                                                         3,391                  3,207                 6,281
    Europe (excluding UK)                                                      5,648                  5,225                 9,979
    North America                                                              1,098                    888                 1,789
    Other areas                                                                1,083                  1,386                 3,419
                                                                          -----------            -----------           -----------

                                                                              11,220                 10,706                21,468
                                                                          ===========            ===========           ===========

Comparative information in the segmental results has been re-presented on the new divisional structure, as described on page 2 of the 'Review of the Period'.


                                         Corus Group plc 2004 Interim Results 18

Supplementary information

                                                                           Unaudited              Unaudited               Audited
                                                                            6 months               6 months             12 months
                                                                           to 3 July             to 28 June              to 3 Jan
                                                                                2004                   2003                  2004
                                                                            (pound)m               (pound)m              (pound)m
3.  Total operating costs
     Raw materials & consumables                                               1,964                  1,787                 3,516
     Maintenance costs
     (excluding own labour)                                                      388                    340                   696
     Other external charges                                                      693                    652                 1,296
     Employment costs                                                            879                    851                 1,745
     Depreciation & amortisation
     (net of grants released)                                                    145                    174                   364
     Other operating costs                                                       312                    287                   559
     Changes in stock                                                            (44)                    (5)                    3
     Own work capitalised                                                         (7)                    (6)                  (18)
                                                                          -----------            -----------           -----------
                                                                               4,330                  4,080                 8,161
                                                                          ===========            ===========           ===========

4. Restructuring and impairment costs
      As included in total operating costs:
        -  Redundancy and related costs                                           13                      7                    51
        -  Accelerated depreciation                                               (9)                    18                    47
        -  Accelerated amortisation                                                -                      -                     1
        -  Other asset write-downs                                                 9                      1                    15
        -  Other rationalisation costs                                             -                     (5)                   28
                                                                          -----------            -----------           -----------

                                                                                  13                     21                   142
                                                                          ===========            ===========           ===========

      comprising:
      Strip Products                                                              (1)                     8                    22
      Long Products                                                                7                      8                    91
      Distribution & Building Systems                                              4                      4                    19
      Aluminium                                                                    1                      1                     5
      Central & other                                                              2                      -                     5
                                                                          -----------            -----------           -----------

                                                                                  13                     21                   142
                                                                          ===========            ===========           ===========


                                         Corus Group plc 2004 Interim Results 19

Supplementary information

                                                                           Unaudited              Unaudited               Audited
                                                                            6 months               6 months             12 months
                                                                           to 3 July             to 28 June              to 3 Jan
                                                                                2004                   2003                  2004
                                                                            (pound)m               (pound)m              (pound)m
5. Group operating result
    After restructuring and impairment costs:
    Strip Products                                                               111                     22                    25
    Long Products                                                                 24                    (32)                 (138)
    Distribution & Building Systems                                                7                     (7)                  (20)
    Aluminium                                                                     26                     13                    26
    Central & other                                                              (21)                   (53)                 (101)
                                                                          -----------            -----------           -----------

                                                                                 147                    (57)                 (208)
                                                                          ===========            ===========           ===========

    Before restructuring and impairment costs:
    Strip Products                                                               110                     30                    47
    Long Products                                                                 31                    (24)                  (47)
    Distribution & Building Systems                                               11                     (3)                   (1)
    Aluminium                                                                     27                     14
    Central & other                                                              (19)                   (53)                  (96)
                                                                          -----------            -----------           -----------

                                                                                 160                    (36)                  (66)
                                                                          ===========            ===========           ===========

6. Net interest & investment income

      Interest receivable                                                          4                      7                    13
      Interest payable                                                           (51)                   (51)                 (109)
      Finance leases                                                              (1)                    (2)                   (2)
                                                                          -----------            -----------           -----------

      Group                                                                      (48)                   (46)                  (98)
      Joint ventures & associated undertakings                                    (1)                    (2)                   (3)
                                                                          -----------            -----------           -----------

                                                                                 (49)                   (48)                 (101)
                                                                          ===========            ===========           ===========

                                         Corus Group plc 2004 Interim Results 20

Supplementary information

                                                                           Unaudited              Unaudited               Audited
                                                                            6 months               6 months             12 months
                                                                           to 3 July             to 28 June              to 3 Jan
                                                                                2004                   2003                  2004
                                                                            (pound)m               (pound)m              (pound)m
7.  Taxation

    UK corporation tax                                                             9                      3                     3
    Double tax relief                                                             (9)                    (3)                   (3)
    UK prior year charge/(credit)                                                  -                      -                    (3)
    Overseas prior year charge                                                     1                     10                     8
    Overseas taxes                                                                56                     36                    38
                                                                          -----------            -----------           -----------

    Current tax                                                                   57                     46                    43
    UK deferred tax                                                                -                      -                     -
    Overseas deferred tax                                                          4                    (11)                    9
                                                                          -----------            -----------           -----------

    Group tax                                                                     61                     35                    52
    Joint ventures                                                                 3                      1                     1
                                                                          -----------            -----------           -----------

                                                                                  64                     36                    53
                                                                          ===========            ===========           ===========

    Deferred tax assets amounting to (pound)138m have been recognised at 3 July 2004 (3 January 2004: (pound)143m). The deferred tax assets in respect of tax losses are recoverable against future forecast taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of losses with a value of (pound)1,636m, of which (pound)1,105m are UK losses.

8. Reconciliation of Group operating profit/(loss) to net cash flow from operating activities

    Group operating profit/(loss)                                                147                    (57)                 (208)
    Depreciation & amortisation
    (net of grants released)                                                     145                    174                   364
    Restructuring costs (excluding
    accelerated depreciation)                                                     22                      3                    94
    Utilisation of rationalisation provisions                                    (25)                   (15)                  (44)
    Increase in stocks                                                          (149)                   (18)                  (18)
    (Increase)/decrease in debtors                                              (360)                  (162)                   95
    Increase/(decrease) in creditors                                             181                    (39)                  (87)
    Other movements (net)                                                          4                     13                    28
                                                                          -----------            -----------           -----------

                                                                                 (35)                  (101)                  224
                                                                          ===========            ===========           ===========


                                         Corus Group plc 2004 Interim Results 21

Supplementary information

                                                                           Unaudited              Unaudited               Audited
                                                                            6 months               6 months             12 months
                                                                           to 3 July             to 28 June              to 3 Jan
                                                                                2004                   2003                  2004
                                                                            (pound)m               (pound)m              (pound)m
9.  Stocks
    Raw materials                                                                602                    495                   511
    Work in progress                                                             413                    398                   410
    Finished goods                                                               485                    500                   483
                                                                          -----------            -----------           -----------

                                                                               1,500                  1,393                 1,404
                                                                          ===========            ===========           ===========

10. Securitisation of trade debtors (*)

    Securitised gross trade debtors                                              465                    353                   338
    Less non-returnable proceeds                                                (215)                  (215)                 (215)
                                                                          -----------            -----------           -----------

    Net securitised trade debtors                                                250                    138                   123
    Other trade debtors                                                        1,044                  1,088                   847
                                                                          -----------            -----------           -----------

                                                                               1,294                  1,226                   970
                                                                          ===========            ===========           ===========

11. Capital expenditure

    Purchase of tangible fixed assets                                            125                     72                   163
    Movement in capital creditors                                                 14                     (9)                    -
                                                                          -----------            -----------           -----------

                                                                                 139                     63                   163
                                                                          ===========            ===========           ===========

12. Reconciliation of Group operating profit/(loss) to EBITDA before restructuring and impairment costs

    Group operating profit/(loss)                                                147                    (57)                 (208)
    Restructuring costs (excluding accelerated
    depreciation)                                                                 22                      3                    94
    Depreciation & amortisation (net of grants released)                         145                    174                   364
                                                                          -----------            -----------           -----------

                                                                                 314                    120                   250
                                                                          ===========            ===========           ===========

    comprising:

    Strip Products                                                               201                    127                   239
    Long Products                                                                 65                      4                    15
    Distribution & Building Systems                                               22                      8                    22
    Aluminium                                                                     48                     36                    74
    Central & other                                                              (22)                   (55)                 (100)
                                                                          -----------            -----------           -----------

                                                                                 314                    120                   250
                                                                          ===========            ===========           ===========


(*) After the period end the Group successfully secured an extension of the above programme, increasing proceeds by (pound)60m to a total of (pound)275m from October 2004 and extending the final maturity by a further two years to 2009.


                                         Corus Group plc 2004 Interim Results 22

Supplementary information

                                                                           Unaudited              Unaudited               Audited
                                                                            6 months               6 months             12 months
                                                                           to 3 July             to 28 June              to 3 Jan
                                                                                2004                   2003                  2004

13. Employees                                                                 Number                 Number                Number

    Average weekly numbers employed:
    UK                                                                        24,500                 25,300                25,100
    Netherlands                                                               11,400                 11,700                11,600
    Germany                                                                    5,900                  6,200                 6,200
    Other countries                                                            7,100                  7,500                 7,400
                                                                          -----------            -----------           -----------

                                                                              48,900                 50,700                50,300
                                                                          ===========            ===========           ===========


    Numbers employed at end of period:
    UK                                                                        24,300                 25,100                24,600
    Netherlands                                                               11,300                 11,600                11,400
    Germany                                                                    5,800                  6,000                 6,000
    Other countries                                                            7,100                  7,700                 7,400
                                                                          -----------            -----------           -----------

                                                                              48,500                 50,400                49,400
                                                                          ===========            ===========           ===========
    Comprising:

    Strip Products                                                            22,300                 23,600                22,900
    Long Products                                                             13,400                 13,700                13,600
    Distribution & Building Systems                                            5,900                  6,000                 5,900
    Aluminium                                                                  5,700                  5,800                 5,700
    Central & other                                                            1,200                  1,300                 1,300
                                                                          -----------            -----------           -----------

                                                                              48,500                 50,400                49,400
                                                                          ===========            ===========           ===========


14. Summary FRS 17 disclosure (net pension asset)                           (pound)m               (pound)m              (pound)m


    As measured in accordance with the UK requirements of FRS 17:
    Total market value of assets                                              11,080                 10,865                11,321
    Present value of schemes' liabilities                                    (11,032)               (10,845)              (11,203)
                                                                          -----------            -----------           -----------

    Recoverable surplus                                                           48                     20                   118
    Related deferred tax liability                                               (11)                    (1)                  (32)
                                                                          -----------            -----------           -----------

    Net pension asset                                                             37                     19                    86
                                                                          ===========            ===========           ===========




    Of the net pension asset above, (pound)232m (June 2003: (pound)265m; December 2003: (pound)288m) relates to schemes in surplus and (pound)195m (June 2003: (pound)246m; December 2003: (pound)202m) relates to schemes in deficit.


                                         Corus Group plc 2004 Interim Results 23

Supplementary information

                                                                                                   Restated              Restated
                                                                           Unaudited              Unaudited               Audited
                                                                            6 months               6 months             12 months
                                                                           to 3 July             to 28 June              to 3 Jan
                                                                                2004                   2003                  2004
                                                                            (pound)m               (pound)m              (pound)m
15. US GAAP

    Profit/(loss) for financial period                                           100                   (125)                 (305)

    Adjustments:
    Amortisation of goodwill                                                       4                      4                     7
    Interest costs capitalised                                                     8                      3                     8
    Depreciation of capitalised interest                                          (8)                   (10)                  (26)
    Pension costs                                                                (19)                    (3)                   (2)
    Stock-based employee compensation awards                                      (3)                    (8)                  (13)
    Accelerated depreciation                                                      (3)                    (4)                  (57)
    Profit on disposal of fixed assets                                             1                     (6)                   (6)
    Deferred taxation                                                             15                      1                    (7)
    (Loss)/profit on commodity derivatives                                        (9)                    12                    42
    (Loss)/profit on foreign currency derivatives                                (13)                     7                     3
    Debt issue costs                                                              (3)                     -                    11
                                                                          -----------            -----------           -----------

    Profit/(loss) for financial period - US GAAP                                  70                   (129)                 (345)
                                                                          ===========            ===========           ===========

    Profit/(loss) for financial period arising from:
      Continuing operations                                                       48                   (120)                 (242)
      Discontinuing operations                                                    22                     (9)                 (103)

    Basic earnings per ADS - US GAAP
      Continuing operations                                              (pound)0.11           (pound)(0.37)         (pound)(0.74)
      Discontinuing operations                                           (pound)0.05           (pound)(0.03)         (pound)(0.31)
                                                                          ===========            ===========           ===========
    Diluted earnings per ADS - US GAAP
      Continuing operations                                              (pound)0.11           (pound)(0.37)         (pound)(0.74)
      Discontinuing operations                                           (pound)0.05           (pound)(0.03)         (pound)(0.31)
                                                                          ===========            ===========           ===========

    Shareholders' equity - UK GAAP as restated                                 2,836                  2,673                 2,796

    Adjustments:

    Additional goodwill under US GAAP                                             17                     10                    13
    Purchase consideration                                                       (26)                   (26)                  (26)
    Interest costs capitalised (net of depreciation)                              95                    104                    98
    Pension costs                                                                286                    283                   312
    Accelerated depreciation                                                      95                    151                    98
    Deferred taxation                                                           (127)                  (128)                 (142)
    Assets arising from derivatives                                               21                     17                    43
    Deferred profits on fixed asset disposals                                    (28)                   (29)                  (29)
    Debt issue costs                                                               8                      -                    11
                                                                          -----------            -----------           -----------

    Shareholders' equity - US GAAP                                             3,177                  3,055                 3,174
                                                                          ===========            ===========           ===========


                                         Corus Group plc 2004 Interim Results 24

Independent review report to Corus Group plc

Introduction

We have been instructed by the company to review the financial information which comprises the profit and loss account, the balance sheet, the statement of total recognised gains and losses, the reconciliation of movement in shareholders' funds, the cash flow statement, the reconciliation of net cash flow to movement in net debt, the analysis of net borrowings and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 3 July 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
London
16 September 2004

Notes:
(a) The maintenance and integrity of the Corus Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.
(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.



                                         Corus Group plc 2004 Interim Results 25

Appendix


Strip Products Division                     Long Products Division                          Distribution & Building
                                                                                            Systems Division
Corus Strip Products                        Corus Construction & Industrial
IJmuiden and Corus Strip                    Plate, sections, wire rod and semi-             Corus Distribution and Building
Products UK                                 finished steel                                  Systems
Hot rolled steel strip and cold                                                             Stockholding and service centres,
rolled and metallic coated steel            Corus Engineering Steels                        further material processing and
                                            Engineering billet, rolled and bright bar       building systems
Corus Packaging Plus
Tinplate and other coated steel             Corus Rail                                      Corus International
for packaging and non-                      Railway products and rail design,               Tailored product and service solutions
packaging applications                      consultancy and infrastructure                  for international projects and trading
                                            contracting
Corus Tubes                                                                                 Corus Consulting
Steel tubes, hollow sections, line          Mannstaedt                                      Consultancy, technology, training and
pipe and pipeline project                   Custom designed steel profiles                  operational assistance to the steel and
management                                                                                  aluminium industries
                                            Teesside Cast Products
Corus Colors                                Slab and bloom
Organic coated steels                                                                       Aluminium Division
                                            Corus Tuscaloosa                                Corus Primary Aluminium
Corus Special Strip                         Plate products in both coil and                 Extrusion billets, slabs and ingots
Plated and clad precision strip             cut plate form
products                                    (disposal completed July 2004)                  Corus Aluminium Rolled Products
                                                                                            Rolled plate, sheet and coil
Cogent Power                                Downstream Businesses
Electrical steels, transformer              Includes special profiles, process              Corus Aluminium Extrusions
cores, generator and motor                  engineering and trailers.                       Extruded profiles, rod and bars
laminations
                                                                                            Corus Metal Trading




                                         Corus Group plc 2004 Interim Results 26